SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Portland Brewing Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
                          ---------------------------
                                 (CUSIP Number)

                                 With a copy to:

                            Sherrill A. Corbett, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440
                          ---------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               December 28, 2000**
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reflects decrease in beneficial ownership as a result of the distribution of all stock of Portland Brewing Company held by Lake Oswego Brewing Company to its shareholders in connection with a Plan of Complete Liquidation and Dissolution of Lake Oswego Brewing Company effective December 28, 2000.


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


CUSIP No.   736 420 100
            -----------

1.    Names of Reporting Persons; S.S. or I.R.S. Identification No. of Above
      Persons

      Lake Oswego Brewing Company EIN #93-1058249

2.    Check the appropriate box if a member of a group (see instructions)

      (a)  / /
      (b) /X/

3.    SEC USE ONLY

      ----------------------------------------

4.    Source of Funds (see instructions)

                        00
      ----------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

      / /

6.    Citizenship or place of organization

                    Oregon
      ----------------------------------------

Number of Shares            7.   Sole Voting Power                     0
Beneficially Owned by Each
Reporting Person With       8.   Shared Voting Power                   0

                            9.   Sole Dispositive Power                0

                            10.  Shared Dispositive Power              0


11.   Aggregate amount beneficially owned by each reporting person

      0 Shares of Common Stock

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

      / /

13.   Percent of class represented by amount in row (11)

      0%

14.   Type of Reporting Person           CO


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


Preliminary Note
----------------

Only the information set forth in Items 4, 5, 6 and 7 herein have been amended to reflect the decrease in stock of Portland Brewing Company ("Issuer") held by Lake Oswego Brewing Company ("LOBC") and are being amended as follows:

Item 4 of Schedule 13D is hereby amended to add the following:

Item 4.     Purpose of Transaction (see instructions)
-------     -----------------------------------------

            On December 28, 2000 LOBC distributed a total of 900,000 shares of Common Stock, no par value (the "Shares"), of the Issuer to its shareholders. Such distribution was done in accordance with the Plan of Complete Liquidation and Dissolution of LOBC effective December 28, 2000.

Item 5 of Schedule 13D is hereby amended to add the following:

Item 5.     Interests in Securities of Issuer (see instructions)
-------     ----------------------------------------------------

            (a)   LOBC no longer owns any Shares of the Issuer.

            (b)   LOBC no longer owns any Shares of the Issuer.

            (c) The information under the first paragraph of Item 4 of this amendment is hereby incorporated by reference.

            (d)   Not applicable.

            (e)   December 28, 2000.

Item 6 of Schedule 13D is hereby amended to add the following:

Item 6.     Contracts, Arrangements, Understandings or Relationship with respect
-------     --------------------------------------------------------------------
            to Securities of the Issuer (see instructions)
            ----------------------------------------------

            Effective December 28, 2000, the shareholders of LOBC entered into a Plan of Complete Liquidation and Dissolution.

Item 7 of Schedule 13D is hereby amended to add the following:

Item 7.     Material to be Filed as Exhibits (see instructions)
-------     ---------------------------------------------------

            Plan of Complete Liquidation and Dissolution effective December 28, 2000.


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



                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LAKE OSWEGO BREWING COMPANY




DATED:  January 4, 2001                   /s/ Steven C. Goebel
        ---------------                   ------------------------------------
                                          Steven C. Goebel, President






008338\00020\375447 V001




















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